Filed pursuant to Rule 424(b)(3)

Registration No. 333-248242

PROSPECTUS SUPPLEMENT No. 53

(to Prospectus dated September 2, 2020)

PARKERVISION, INC.

5,871,584 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated September 2, 2020, as amended and supplemented from time to time (the “Prospectus”), which permits the resale by the selling stockholders listed in the Prospectus of up to 5,871,584 shares of our common stock, par value $0.01 per share (“Common Stock”) consisting of an aggregate of 5,871,584 shares of Common Stock issued pursuant to securities purchase agreements dated April 29, 2020, May 22, 2020, June 8, 2020, June 29, 2020, July 24, 2020, and August 19, 2020.

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2025.  Accordingly, we have attached the 8-K to this prospectus supplement.  You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement.  Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

You should read this prospectus and any prospectus supplement carefully before you invest in any of our securities.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 21, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 15, 2025

PARKERVISION, INC.

(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4446-1A Hendricks Avenue Suite 354, Jacksonville, Florida	32207
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100

(Registrant’s Telephone Number, Including Area Code)

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
None

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 5.02        Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

5.02 (b)  Departure of Directors or Certain Officers

On April 15, 2025, Mr. Sanford Litvack resigned from our Board of Directors, and from the Audit and Compensation Committees on which he served.  Mr. Litvack’s resignation was not due to any disagreement with us or any matter relating to our operations, policies or practices.

5.02 (e)  Compensatory Arrangements of Certain Officers

On April 15, 2025, the Compensation Committee of the Board of Directors (“Committee”) of ParkerVision, Inc. (the “Company”), including committee members Lewis Titterton, Paul Rosenbaum and Sanford Litvack, approved an increase in the base salary for Jeffrey Parker, Chief Executive Officer (“CEO”) from $260,000 to $400,000. Mr. Parker had previously accepted a voluntary reduction in his base salary from $325,000 to $260,000 in August 2018 in connection with a planned restructuring.  The Committee also approved an increase in the base salary for Cynthia French, Chief Financial Officer (“CFO”), from $180,000 to $250,000.  Ms. French had previously accepted a voluntary reduction in her base salary from $225,000 to $180,000 in 2018.   The Committee considered a similarly-sized peer group (“Peer Group”) developed by an independent third party in its evaluation of base salaries for its named executive officers and established base salaries for both named executives that fall below the 50th percentile for the Peer Group.

In addition, on April 15, 2025, the Committee approved the modification of nonqualified options held by its CEO and CFO in order to extend the expiration date of the options from January 11, 2026 to January 11, 2031.  The modified options include 8,000,000 options awarded to the CEO and 1,000,000 options awarded to the CFO on January 11, 2021, with exercise prices of $0.54 per share and an original term of five years. The options are fully vested as of the modification date and the Company expects to record a one-time charge to share-based compensation of approximately $1.9 million in connection with the modification of these awards.  The extension of the expiration date is the only modification made to these awards and no additional securities were issued.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 21, 2025
PARKERVISION, INC.

By /s/ Cynthia French
Cynthia French
Chief Financial Officer